Exhibit 99.1

ASUR Announces Total Passenger Traffic for February 2021

On a YoY basis, passenger traffic decreased 53.4% in Mexico, 39.3% in Puerto Rico and 44.7% in Colombia

MEXICO CITY, March 4, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for February 2021 decreased 49.2% when compared to February 2020. Passenger traffic decreased 53.4% in Mexico, 39.3% in Puerto Rico and 44.7% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between February 1 through February 28, 2021 and from February 1 through February 29, 2020. Note that in 2020 there was one more day in relation to 2021. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2020	2021		2020	2021
Mexico	2,913,166	1,357,493	(53.4)	5,973,719	3,069,083	(48.6)
Domestic Traffic	1,226,228	779,350	(36.4)	2,591,037	1,738,219	(32.9)
International Traffic	1,686,938	578,143	(65.7)	3,382,682	1,330,864	(60.7)
San Juan, Puerto Rico	792,317	481,270	(39.3)	1,680,329	1,012,899	(39.7)
Domestic Traffic	714,837	465,442	(34.9)	1,520,960	971,308	(36.1)
International Traffic	77,480	15,828	(79.6)	159,369	41,591	(73.9)
Colombia	981,943	543,380	(44.7)	2,086,517	1,145,969	(45.1)
Domestic Traffic	838,214	493,020	(41.2)	1,771,645	1,019,716	(42.4)
International Traffic	143,729	50,360	(65.0)	314,872	126,253	(59.9)
Total Traffic	4,687,426	2,382,143	(49.2)	9,740,565	5,227,951	(46.3)
Domestic Traffic	2,779,279	1,737,812	(37.5)	5,883,642	3,729,243	(36.6)
International Traffic	1,908,147	644,331	(66.2)	3,856,923	1,498,708	(61.1)

Mexico Passenger Traffic
		February		% Chg	Year to date		% Chg
		2020	2021		2020	2021
Domestic Traffic		1,226,228	779,350	(36.4)	2,591,037	1,738,219	(32.9)
CUN	Cancun	611,072	475,677	(22.2)	1,315,412	1,053,490	(19.9)
CZM	Cozumel	12,838	5,333	(58.5)	27,981	13,505	(51.7)
HUX	Huatulco	48,232	29,139	(39.6)	107,700	66,109	(38.6)
MID	Merida	213,360	92,974	(56.4)	437,945	208,890	(52.3)
MTT	Minatitlan	10,518	5,732	(45.5)	21,761	12,736	(41.5)
OAX	Oaxaca	94,359	40,631	(56.9)	195,675	91,328	(53.3)
TAP	Tapachula	30,671	21,983	(28.3)	65,796	52,833	(19.7)
VER	Veracruz	108,163	54,404	(49.7)	221,929	123,836	(44.2)
VSA	Villahermosa	97,015	53,477	(44.9)	196,838	115,492	(41.3)
International Traffic		1,686,938	578,143	(65.7)	3,382,682	1,330,864	(60.7)
CUN	Cancun	1,563,194	549,582	(64.8)	3,135,968	1,261,311	(59.8)
CZM	Cozumel	47,786	14,903	(68.8)	91,080	31,374	(65.6)
HUX	Huatulco	31,545	1,267	(96.0)	59,630	3,885	(93.5)
MID	Merida	22,870	5,380	(76.5)	45,877	13,079	(71.5)
MTT	Minatitlan	493	194	(60.6)	1,291	1,078	(16.5)
OAX	Oaxaca	13,592	3,132	(77.0)	30,533	9,732	(68.1)
TAP	Tapachula	538	271	(49.6)	2,108	1,087	(48.4)
VER	Veracruz	5,190	2,481	(52.2)	12,102	6,693	(44.7)
VSA	Villahermosa	1,730	933	(46.1)	4,093	2,625	(35.9)
Traffic Total Mexico		2,913,166	1,357,493	(53.4)	5,973,719	3,069,083	(48.6)
CUN	Cancun	2,174,266	1,025,259	(52.8)	4,451,380	2,314,801	(48.0)
CZM	Cozumel	60,624	20,236	(66.6)	119,061	44,879	(62.3)
HUX	Huatulco	79,777	30,406	(61.9)	167,330	69,994	(58.2)
MID	Merida	236,230	98,354	(58.4)	483,822	221,969	(54.1)
MTT	Minatitlan	11,011	5,926	(46.2)	23,052	13,814	(40.1)
OAX	Oaxaca	107,951	43,763	(59.5)	226,208	101,060	(55.3)
TAP	Tapachula	31,209	22,254	(28.7)	67,904	53,920	(20.6)
VER	Veracruz	113,353	56,885	(49.8)	234,031	130,529	(44.2)
VSA	Villahermosa	98,745	54,410	(44.9)	200,931	118,117	(41.2)

Us Passenger Traffic, San Juan Airport (LMM)
		February		% Chg	Year to date		% Chg
		2020	2021		2020	2021
SJU Total		792,317	481,270	(39.3)	1,680,329	1,012,899	(39.7)
Domestic Traffic		714,837	465,442	(34.9)	1,520,960	971,308	(36.1)
International Traffic		77,480	15,828	(79.6)	159,369	41,591	(73.9)

Colombia Passenger Traffic Airplan
		February		% Chg	Year to date		% Chg
		2020	2021		2020	2021
Domestic Traffic		838,214	493,020	(41.2)	1,771,645	1,019,716	(42.4)
MDE	Rionegro	605,144	333,425	(44.9)	1,274,323	680,152	(46.6)
EOH	Medellin	88,389	60,533	(31.5)	184,422	127,914	(30.6)
MTR	Monteria	92,398	63,239	(31.6)	201,859	135,024	(33.1)
APO	Carepa	19,252	13,878	(27.9)	37,870	29,011	(23.4)
UIB	Quibdo	28,662	19,292	(32.7)	63,004	41,206	(34.6)
CZU	Corozal	4,369	2,653	(39.3)	10,167	6,409	(37.0)
International Traffic		143,729	50,360	(65.0)	314,872	126,253	(59.9)
MDE	Rionegro	143,729	50,360	(65.0)	314,872	126,253	(59.9)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		981,943	543,380	(44.7)	2,086,517	1,145,969	(45.1)
MDE	Rionegro	748,873	383,785	(48.8)	1,589,195	806,405	(49.3)
EOH	Medellin	88,389	60,533	(31.5)	184,422	127,914	(30.6)
MTR	Monteria	92,398	63,239	(31.6)	201,859	135,024	(33.1)
APO	Carepa	19,252	13,878	(27.9)	37,870	29,011	(23.4)
UIB	Quibdo	28,662	19,292	(32.7)	63,004	41,206	(34.6)
CZU	Corozal	4,369	2,653	(39.3)	10,167	6,409	(37.0)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com